# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bolt Biotherapeutics, Inc., CIK 0001641281
CUSIP: 097702203
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 900 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 02/05/2026
Amends the filing with accession number 0001193125-21-046616
Filed by CIK 0001695076
Persons authorized to receive notices and communications: Robert Hopfner, Pivotal bioVenture Partners Fund I UGP, 501 2nd Street, Suite 200, San Francisco, California (CA), 94107, (415) 697-1002; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Nan Fung Group Holdings Limited (CIK 0001782539): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 128,119; sole dispositive power 0; shared dispositive power 128,119; aggregate amount beneficially owned 128,119 (6.7% of the class)
- NF Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 128,119; sole dispositive power 0; shared dispositive power 128,119; aggregate amount beneficially owned 128,119 (6.7% of the class)
- Pivotal bioVenture Partners Fund I, L.P. (CIK 0001695076): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 78,445; sole dispositive power 0; shared dispositive power 78,445; aggregate amount beneficially owned 78,445 (4.1% of the class)
- Pivotal bioVenture Partners Fund I G.P., L.P. (CIK 0001752862): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 78,445; sole dispositive power 0; shared dispositive power 78,445; aggregate amount beneficially owned 78,445 (4.1% of the class)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 78,445; sole dispositive power 0; shared dispositive power 78,445; aggregate amount beneficially owned 78,445 (4.1% of the class)
- Pivotal Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 78,445; sole dispositive power 0; shared dispositive power 78,445; aggregate amount beneficially owned 78,445 (4.1% of the class)
- Pivotal Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 78,445; sole dispositive power 0; shared dispositive power 78,445; aggregate amount beneficially owned 78,445 (4.1% of the class)
- Nan Fung Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 123,119; sole dispositive power 0; shared dispositive power 123,119; aggregate amount beneficially owned 123,119 (6.4% of the class)
- Permwell Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0.3% of the class)
- NFLS Beta Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 44,674; sole dispositive power 0; shared dispositive power 44,674; aggregate amount beneficially owned 44,674 (2.3% of the class)
- NFLS Platform Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 44,674; sole dispositive power 0; shared dispositive power 44,674; aggregate amount beneficially owned 44,674 (2.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Bolt Biotherapeutics, Inc.
Address of issuer's principal executive offices: 900 Chesapeake Drive, Redwood City, California (CA), 94063

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 1,919,441 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

In addition, Mr. Kam Chung Leung directly owns 8,684 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A, which is incorporated into this Item 5(c) by reference, no Reporting Person has effected any transaction in shares of Common Stock in the past sixty days.

## Signatures
- Nan Fung Group Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (02/17/2026)
- NF Investment Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (02/17/2026)
- Pivotal bioVenture Partners Fund I, L.P.: By Pivotal bioVenture Partners Fund I G.P., L.P., its General Partner (02/17/2026)
- Pivotal bioVenture Partners Fund I, L.P.: By Pivotal bioVenture Partners Fund I U.G.P., Ltd., its General Partner (02/17/2026)
- Pivotal bioVenture Partners Fund I, L.P.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (02/17/2026)
- Pivotal bioVenture Partners Fund I G.P., L.P.: By Pivotal bioVenture Partners Fund I U.G.P., Ltd., its General Partner (02/17/2026)
- Pivotal bioVenture Partners Fund I G.P., L.P.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (02/17/2026)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (02/17/2026)
- Pivotal Partners Ltd: /s/ Sun Xintong, Sun Xintong, Director (02/17/2026)
- Pivotal Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/17/2026)
- Nan Fung Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/17/2026)
- Permwell Management Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (02/17/2026)
- NFLS Beta Limited: /s/ Sun Xintong, Sun Xintong, Director (02/17/2026)
- NFLS Platform Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (02/17/2026)